

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 30, 2009

Mr. Jon A. Douglas
Chief Financial Officer
Northgate Minerals Corporation
18 King Street East, Suite 1602
Toronto, ON M5C 1C4
Canada

> **Re:** **Northgate Minerals Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 001-06138**

Dear Mr. Douglas:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2008

Management's Report on Controls and Procedures

1. Please include a statement in your management's report that your independent accountant has issued an attestation report on management's assessment of your internal control over financial reporting to comply with General Instruction B(6)(c)(4) of Form 40-F.

Exhibit 99.2

Note 2 – Significant Accounting Policies

Mineral Property, Plant and Equipment

2.   We note your disclosure in which you state that costs associated with exploration
        drifts and drill holes used to establish probable reserves and resources are
        considered deferred development for Canadian GAAP purposes. For U.S. GAAP
        purposes, these types of costs would be considered exploration costs that would
        be expensed as incurred. Please address this difference in accounting in your U.S.
        GAAP reconciliation at Exhibit 99.4.

Exhibit 99.4

3.   Please amend your Form 40-F to include an auditor's report on the reconciliation
        to U.S. GAAP that has been signed by your independent accountant.

A. Mineral Properties

4.   Please modify your accounting policy disclosure for U.S. GAAP as necessary to
        differentiate between exploration, development and production costs, and to
        ensure correlation of these terms with your reserve findings, and stage of
        operations, based on the definitions set forth in Industry Guide 7. The costs
        incurred after mineral reserves have been established are commonly
        developmental in nature, when they relate to constructing the infrastructure
        necessary to extract the reserves, preparing the mine for production, and are on
        this basis capitalized. On the other hand, exploratory costs are those typically
        associated with efforts to search for and establish mineral reserves, beyond those
        already found, and should be expensed as incurred.

Exhibit 99.5

5.   Please amend your Form 40-F to include an attestation report on management's
        assessment of your internal control over financial reporting which has been
        signed by your independent accountant.

Engineering Comments

Form 40 - F for Fiscal Year Ending December 31, 2008

6. We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

> Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director